Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                 Amendment No. 3

                        Clemente Global Growth Fund, Inc.
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                                 Common Stock
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   18556910
- ------------------------------------------------------------------------------
                                 (CUSIP Number)

		Ralph W. Bradshaw
		c/o Deep Discount Advisors, Inc.
		One West Pack Square, Suite 777
		Asheville, NC 28801
		(828) 255-4833

- ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 January 14, 1999
- ------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

CUSIP No.:  18556910                 13D                    Page 2
- ---------------------                                        --------

==========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

        Deep Discount Advisors, Inc.
===========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
===========================================================================
3         SEC USE ONLY

===========================================================================
4         SOURCE OF FUNDS                                                OO
===========================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
===========================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
===========================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  889753
============================================================================
BENEFICIALLY |    | SHARED VOTING POWER                 0
    OWNED    |  8 |
============================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER          889753
 REPORTING   |  9 |
============================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER             0
    WITH     | 10 |
============================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                             889753
=======================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=======================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                           15.1%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
======================================================================

CUSIP No.:  18556910                 13D                    Page 3
- ---------------------                                        ----------

===============================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

	Ron Olin Investment Management Company
===============================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
========================================================================
3         SEC USE ONLY

======================================================================
4         SOURCE OF FUNDS                                                   OO
======================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
======================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
=====================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  752500
=====================================================================
BENEFICIALLY |    | SHARED VOTING POWER                0
    OWNED    |  8 |
====================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER      752500
 REPORTING   |  9 |
=====================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER              0
    WITH     | 10 |
======================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                  752500
=====================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=========================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                             12.8%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
=========================================================================

This Amendment No. 3, amends and supplements information in Item 5.



ITEM 1.           SECURITY AND ISSUER

                  This Schedule 13D relates to the shares of Common Stock of Clemente Global Growth Fund, Inc (the "Issuer"). The principal executive offices of the Fund are located at 152 W. 57th Street, New York, NY 10019
	Ronald G. Olin, Chairman
	Leopoldo M. Clemente, Jr., President
	Thomas J. Prapas, Treasurer
	William H. Bohnett, Secretary




ITEM 4.           PURPOSE OF TRANSACTION

The acquisition of the securities of the issuer was made for the purpose of investment. The reporting persons may acquire additional securities, or dispose of the securities of the issuer from time to time.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Fund's quarterly report, dated November 16,1998, states that, as of the close of business on September 30, 1998, there were 5,892,400 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

                  The Reporting Persons are the beneficial owners of 1,642,253 shares of Common Stock, which constitute approximately 27.9% of the outstanding shares of Common Stock.


                  (c) Since the last filing, the following shares of Common Stock were traded:



 Date                Number of Shares                  Price Per Share
- -------            --------------------------               ---------------
12/28/98                  1600  bought                        12.5625
1/11/99                  30200  bought                        13.6078
1/11/99                  11000  bought                        13.7244
1/12/99                   8300  bought                        13.6084
1/13/99                   6600  bought                        13.3608
1/14/99                 278100  bought                        13.6242
1/15/99                    900  bought                        13.2500

                                   SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January  22,1999                        Deep Discount Advisors, Inc.


                                               By: /s/ Ralph W. Bradshaw
                                            ----------------------------
                                            Name: Ralph W. Bradshaw
                                            Title:  Secretary